SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) October 7 , 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada   0-7246   95-2636730
(State or Other Jurisdiction   (Commission   (IRS Employer
of Incorporation)   File Number)   Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 3, 2005, the Registrant's board of directors adopted a new bylaw to the Registrant's bylaws, Section 8.08 "Use of Electronic Mail." Generally, the bylaw provides that any consent to, request for, or approval of any corporate action by a stockholder, proxy holder or director which is required or permitted to be made in writing will be deemed to have been made in writing if it is transmitted electronically to the Registrant's electronic mail address.

The text of the adopted bylaw is as follows:

Section 8.08 Use of Electronic Mail. Any consent to, request for, or approval of any corporate action and any notice or waiver of notice and any demand or request by a shareholder, proxy holder, or director which is required or permitted to be made in writing will be deemed to be made in writing if it is transmitted to the Corporation over an electronic mail system to the electronic mail address petd@petd.com and received at that address by the Corporation, provided that such electronic mail transmission must either set forth or be submitted with information from which it can be determined (a) that the electronic mail transmission was authorized by the shareholder, proxy holder or director and (b) the date on which such shareholder, proxy holder, or director transmitted such electronic mail transmission.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

3.1   Bylaw Section 8.08

Section 8.08 <u>Use of Electronic Mail</u>. Any consent to, request for, or approval of any corporate action and any notice or waiver of notice and any demand or request by a shareholder, proxy holder, or director which is required or permitted to be made in writing will be deemed to be made in writing if it is transmitted to the Corporation over an electronic mail system to the electronic mail address <u>petd@petd.com</u> and received at that address by the Corporation, provided that such electronic mail transmission must either set forth or be submitted with information from which it can be determined (a) that the electronic mail transmission was authorized by the shareholder, proxy holder or director and (b) the date on which such shareholder, proxy holder, or director transmitted such electronic mail transmission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date October 7, 2005

By /s/ Darwin L. Stump
    Darwin L. Stump
    Chief Financial Officer